

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 12, 2017

Via E-mail
Gil Borok
Deputy Chief Financial Officer
CBRE Group, Inc.
400 South Hope Street, 25th Floor
Los Angeles, CA 90071

>   **Re: CBRE Group, Inc.
>   Form 10-K
>   Filed March 1, 2017
>   File No. 001-32205**

Dear Mr. Borok:

We have reviewed your response to our May 10, 2017 comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2017

Segment Operations, page 40

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 42
Americas, page 42

1. Please refer to the response to comment 2. We note your statement that the recognition of the MSR asset at fair value results in a gain. In accordance with ASC Topic 860-20-25-4 separately recognized servicing assets are included in proceeds from the sale of financial assets. As such, it appears the "gain from mortgage servicing rights" represents a gain on the sale of loans. Please clarify for us how you have considered the guidance in ASC Topic 860-20-25-4 and revise your disclosure accordingly. In your response, please provide us a sample journal entry reflecting how you record sale of the underlying loan and the removal of the receivable from your balance sheet.

2. Please refer to the response to comment 3 and confirm to us, if true, that the gain on MSR's presented in the response are gross and that you did not experience any losses (e.g., servicing liabilities).

3. Please refer to the response to comment 3. It appears to us that ASC 230-10-45-21 applies to your fact pattern in that, while characterized as warehouse receivables, you are originating loans specifically for resale and, therefore, the related cash receipts and cash payments should be presented separately in the operating section of the statements of cash flow. Also, given the magnitude of the activity flowing through the warehouse receivable and payable accounts, we believe disaggregated information of this activity in the footnotes to the financial statements may provide an investor an enhanced understanding of your loan warehouse operations. Please revise future filings accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Paul Cline at (202)551-3851 or the undersigned at (202)551-3438 with any questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities